UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of August 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Item 1: Form 6-K dated August 14, 2015 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: August 14, 2015

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

Disclosure of Voting Results of the 70th Annual General Meeting of the Company held on August 13, 2015

Mumbai, August 14, 2015: Given below are the details of the voting results at the Annual General Meeting of the Company.

Details of Voting Results

Date of the AGM/EGM	August 13, 2015
Total number of shareholders on record date
Cut-off date for e-voting: August 6, 2015	Ordinary	:	4,47,269
	‘A’ Ordinary	:	94,118

	Total	:	5,41,387

No. of Shareholders present in the meeting either in person or through proxy:
- Promoters and Promoter Group	9
- Public	756

Agenda-wise

Item No.	Details of the Agenda	Resolution required (Ordinary/ Special)	Mode of voting (Show of hands/Poll/Postal ballot/E-voting)	Remarks
1

To receive, consider and adopt:-

(a) the Audited Financial Statements of the Company for the Financial Year ended March 31, 2015 together with the Reports of the Directors and the Auditors thereon

(b) the Audited Consolidated Financial Statements of the Company for the Financial year ended March 31, 2015

		Ordinary	Remote e-Voting, Ballot & e-voting at Meeting	The resolution was passed with requisite majority.

2	To appoint a Director in place of Mr Satish Borwankar (DIN: 01793948), who retires by rotation and being eligible, offers himself for re-appointment.	Ordinary	Remote e-Voting, Ballot & e-voting at Meeting	The resolution was passed with requisite majority

3	Ratification of Auditors’ Appointment	Ordinary	Remote e-Voting, Ballot & e-voting at Meeting	The resolution was passed with requisite majority

4	Payment of Remuneration to the Cost Auditor	Ordinary	Remote e-Voting, Ballot & e-voting at Meeting	The resolution was passed with requisite majority

5	Offer or invite for Subscription of Non-Convertible Debentures on private placement basis	Special	Remote e-Voting, Ballot & e-voting at Meeting	The resolution was passed with requisite majority

The voting details are annexed herewith.

TATA MOTORS LIMITED

Details for reporting as per Clause 35A of listing agreement based on result of Evoting/Postal Ballot/Poll

Resolution No 1: To receive, consider and adopt (a) the Audited Financial Statements of the Company for the Financial year ended March 31, 2015 together with the Reports of the Directors and the Auditors thereon (b) the Audited Consolidated Financial Statements of the Company for the Financial year ended March 31, 2015

	Promoter/ Public	Total No. of Shares Held	Total No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]	[4]=[(3)/ (2)]*100	[5]	[6]	[7]=[(5)/ (3)]*100	[8]=[(6)/ (3)]*100
1	Promoter and Promoter Group	994274520	991921000	991921001	100.00	991921001	0	100.00	0.00
2	Public - Institutional holders	1342894968	959464287	740483058	77.18	740483058	0	100.00	0.00
3	Public - Others	1058510818	986665986	651239864	66.00	651010618	229246	99.96	0.04

	Grand Total	3395680306	2938051273	2383643923	81.13	2383414677	229246	99.99	0.01

Resolution No 2: To appoint a Director in place of Mr. Satish Borwankar (DIN: 01793948), who retires by rotation and being eligible, offers himself for re-appointment

	Promoter/ Public	Total No. of Shares Held	Total No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]	[4]=[(3)/ (2)]*100	[5]	[6]	[7]=[(5)/ (3)]*100	[8]=[(6)/ (3)]*100
1	Promoter and Promoter Group	994274520	991921000	991921001	100.00	991921001	0	100.00	0.00
2	Public - Institutional holders	1342894968	959464287	743166876	77.46	736950312	6216564	99.16	0.84
3	Public - Others	1058510818	986665986	651367652	66.02	640986788	10380864	98.41	1.59

	Grand Total	3395680306	2938051273	2386455529	81.23	2369858101	16597428	99.30	0.70

Resolution No 3: Ratification of Auditors’ Appointment

	Promoter/ Public	Total No. of Shares Held	Total No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]	[4]=[(3)/ (2)]*100	[5]	[6]	[7]=[(5)/ (3)]*100	[8]=[(6)/ (3)]*100
1	Promoter and Promoter Group	994274520	991921000	991921001	100.00	991921001	0	100.00	0.00
2	Public - Institutional holders	1342894968	959464287	726864598	75.76	701922407	24942191	96.57	3.43
3	Public - Others	1058510818	986665986	650197871	65.90	602585871	47612000	92.68	7.32

	Grand Total	3395680306	2938051273	2368983470	80.63	2296429279	72554191	96.94	3.06

Resolution No 4: Payment of Remuneration to the Cost Auditor

	Promoter/ Public	Total No. of Shares Held	Total No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]	[4]=[(3)/ (2)]*100	[5]	[6]	[7]=[(5)/ (3)]*100	[8]=[(6)/ (3)]*100
1	Promoter and Promoter Group	994274520	991921000	991921001	100.00	991921001	0	100.00	0.00
2	Public - Institutional holders	1342894968	959464287	744398869	77.58	744398869	0	100.00	0.00
3	Public - Others	1058510818	986665986	650528776	65.93	649937082	591694	99.91	0.09

	Grand Total	3395680306	2938051273	2386848646	81.24	2386256952	591694	99.98	0.02

Resolution No 5: Offer or invite for Subscription of Non-Convertible Debentures on private placement basis

	Promoter/ Public	Total No. of Shares Held	Total No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]	[4]=[(3)/ (2)]*100	[5]	[6]	[7]=[(5)/ (3)]*100	[8]=[(6)/ (3)]*100
1	Promoter and Promoter Group	994274520	991921000	991921001	100.00	991921001	0	100.00	0.00
2	Public - Institutional holders	1342894968	959464287	744559524	77.60	743387145	1172379	99.84	0.16
3	Public - Others	1058510818	986665986	650907272	65.97	650044157	863115	99.87	0.13

	Grand Total	3395680306	2938051273	2387387797	81.26	2385352303	2035494	99.91	0.09

About Tata Motors

Tata Motors Limited is India’s largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.